UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[]Form 10-K [ ]Form 20-F [ ]Form 11-k [X ]Form 10-Q [ ]Form N-SAR For Period Ended: April 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

PTM PUBLICATIONS INC,
E-2-14 Block E, Plaza Damas
Jalan Hartamas 1, Sri Hartamas
Kuala Lumpur, Malaysia 50480

COMMISSION FILE NUMBER: 333-133575

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject report on Form 10Q-SB will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement required by Rule 12b-25(C) is not applicable and not attached.

PART III - NARRATIVE

Registrant requires additional time to provide documentation to its certifying accounting firm in order for them to complete their review of the quarterly financial statements and notes prepared by Management. Registrant will file its Form 10Q-SB on or before Monday, October 22, 2007.

PART IV - OTHER INFORMATION

(1)           Cheryl Lim Paik Suan, Chief Financial Officer and Principal Accounting Officer
   Telephone: (603) 525-3380

2)  All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [ ] Yes [X] No

PTM PUBLICATIONS INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

PTM PUBLICATIONS INC.

Date: October 15, 2007      By: /s/ Jasmin Bin Omar Jayaseelan, Principal Executive Officer

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